Management’s Discussion and Analysis of Financial Statements
for the year ended August 31, 2014

This Management’s Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (the "Company" or “Avalon”) is an analysis of the Company's financial results for the year ended August 31, 2014 (the “Year” or “Fiscal 2014”). The following information should be read in conjunction with the accompanying audited consolidated financial statements and the related notes thereto. This MDA is prepared as of December 1, 2014.

Certain of the statements that are not historical facts contained in this MDA are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements reflect the Company’s current views with respect to future events and include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are based on estimates and/or assumptions related to future economic, market and other conditions that, while considered reasonable by management, are inherently subject to risks and uncertainties, including significant business, economic, competitive, political and social uncertainties and contingencies. These estimates and/or assumptions include, but are not limited to:

•	grade of ore;
•	rare earth and by-product commodity prices;
•	metallurgical recoveries;
•	operating costs;
•	achievement of current timetables for development;
•	strength of the global economy;
•	availability of additional capital; and
•	availability of supplies, equipment and labour.

Factors that could cause the Company’s actual results, performance, achievements, developments or events to differ materially from those expressed or implied by forward-looking statements include, among others, the factors described or referred to under “Description of the Business - Risk Factors” in the Company’s Annual Information Form for the Year, and:

•	risks related to the Company’s history of losses, lack of operating history and ability to generate material revenues;
•	risks related to establishing new mining operations in the event that the Company elects to proceed with the development of one of its mineral projects;
•	risks related to the Company’s need for additional financing;
•	risks related to any joint venture or strategic alliances that may be entered into by the Company;
•	risks related to securing product off-take agreements on a timely basis;
•	risks related to the unique ore type at the Nechalacho Rare Earth Elements Project (“Nechalacho” or the “Nechalacho Project”) for which known metallurgical processes have not previously been applied;
•

uncertainty related to title to the Company’s properties as well as the risk of delays in obtaining licenses and permits as a result of local opposition, including uncertainty related to any challenges in connection with aboriginal land title claims and aboriginal rights in the Northwest Territories;

•	risks related to the possible existence of rights and interests of aboriginal groups, which may limit the Company’s ability to develop its properties;

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•	risks related to the need to acquire properties for the Hydrometallurgical Plant for the Nechalacho Project;
•	risks that actual capital costs, production schedules and economic returns for the Nechalacho Project may differ significantly from those anticipated by the Company;
•	risks related to the demand for rare earth minerals and fluctuations in mineral prices;
•	risks related to competition and the actions of competitors;
•	uncertainties relating to the fact that the Company’s mineral resources and mineral reserves are only estimates;
•	risks related to possible shortages of supplies, equipment and labour;
•	risks related to obtaining, maintaining and renewing licenses and permits, and the material costs, liabilities and obligations in connection therewith;
•	risks that the Company will be subject to material costs, liabilities and obligations in connection with environmental laws, regulations and approvals, and that approvals will not be available;
•	risks related to the extensive federal, state, provincial, territorial and local laws and regulations to which the Company’s activities are subject;
•	uncertainties involving uninsured risks;
•	risks related to the Company’s ability to attract and retain qualified management and technical personnel;
•	uncertainty whether the Company will acquire commercially mineable ore deposits or whether the current mineral deposits identified by the Company can be developed as commercially viable ore bodies;
•	risks related to the availability and reliability of adequate infrastructure;
•	risks and hazards inherent to the mining industry;
•	risks related to any changes in critical accounting estimates that adversely affect the Company’s financial results;
•	risks related to potential conflicts of interest of the Company’s directors and officers who may have involvement with other resource companies; and
•	risks related to fluctuations of currency exchange rates.

Most of the foregoing factors are beyond the Company’s ability to control or predict. Although the Company has attempted to identify important factors that could cause actual results, performance, achievements, developments or events to differ materially from those described in forward-looking statements, there may be other factors that cause actual results, performance, achievements, developments or events not to be as anticipated, estimated or intended. There can be no assurance that the estimates and/or assumptions upon which these forward-looking statements are based will occur.

Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

The forward-looking statements contained herein are made as of the date of this MDA and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

The technical information included in this MDA, unless otherwise stated, has been reviewed and approved by Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company. Mr. Bubar and Dr. Mercer are both Qualified Persons under National Instrument 43-101 (“NI 43-101”).

Nature of Business and Overall Performance

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Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada, on the NYSE MKT in the United States and also trades on the Frankfurt Stock Exchange in Germany. The Company seeks to build shareholder value by becoming a diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products.

Avalon operates primarily in Canada with a focus on rare earth elements (“REE”), and other rare metals and minerals, including lithium, tantalum, niobium, cesium, indium, gallium, yttrium, zirconium as well as a related base metal: tin. By definition, REE are the lanthanide series of elements (atomic numbers 57 - 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or developing three of its six mineral resource properties. The Company completed its feasibility study (“FS”) on the Nechalacho Project in April 2013, and its Report of Environmental Assessment (the “Report of EA”) was approved by the Minister of Aboriginal Affairs and Northern Development Canada (“AANDC”) in November 2013. Nechalacho is the Company’s most advanced project. A preliminary site preparation water license and land use permit has been issued which provides approval for first year site preparation work at Nechalacho.

The Company has embraced the principles of sustainability as core to its business practice and has made a strong commitment toward implementing corporate social responsibility (“CSR”) best practices. Contemporaneously with the filing of this MDA, the Company released its third comprehensive Sustainability Report entitled Lead. Collaborate. Diversify. (the "2014 Sustainability Report").

The Company believes that industrial demand for rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment. China is the major supplier of REE to the world. Policy directives announced by the Chinese government over the past five years have resulted in a net reduction in export quotas of unprocessed REE which has led to price volatility and concern about security of supply of certain REE in major REE consuming countries such as Japan, Korea, Germany and the United States.

Selected Annual Information

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

For the Years Ended August 31,	2014	2013	2012
	$	$	$
Revenue (Interest)	88,075	374,281	1,105,731
Net Loss before discontinued operations	5,730,581	11,199,164	11,152,194
Net Loss before discontinued operations, per share basic and diluted	0.05	0.11	0.11
Net loss	5,730,581	11,199,164	11,152,194
Net loss, per share basic and diluted	0.05	0.11	0.11
Total assets	116,837,367	111,845,946	124,081,323
Total long term liabilities	236,600	236,600	103,600
Cash dividends	-	-	-

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The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic mineral deposit is developed and brought into profitable commercial operation on one or more of the Company’s properties, or is otherwise disposed of at a profit. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any impairment losses recognized on its mineral properties during the period. The Company may increase or decrease increase its level of business activity in coming years and if it does, investors can anticipate that the Company’s annual operating losses will also increase or decrease until an economic mining operation is brought into profitable commercial production, or one or more of the Company’s properties are disposed of at a profit.

Exploration and Development Activities

Expenditures on resource properties for Fiscal 2014 totalled $9,561,375, a 50% decrease from the level of expenditures for the year ended August 31, 2013 (“Fiscal 2013”) ($19,121,915). Of these expenditures, 89% were incurred on Nechalacho, 5% were incurred on the East Kemptville Tin— Indium Project (the “East Kemptville Project”) and 5% were incurred on the Separation Rapids Project. Expenditures on the East Kemptville Project increased to $440,919 from $24,235 in Fiscal 2013, primarily related to a drilling program commenced in Fiscal 2014, subsequent to the Company negotiating an access agreement with the surface rights holders. Expenditures on Separation Rapids increased to $507,396 from $314,857 in Fiscal 2013, due to an increase in metallurgical laboratory testwork and geological compilation work. The decreased expenditures on the Nechalacho Project were mostly related to reduced activity on this project following completion of the FS in April, 2013.

Resource property expenditures for the three months ended August 31, 2014 (the “Quarter”) totalled $2,515,908, a 25% decrease from the level of expenditures for the quarter ended August 31, 2013 ($3,375,813). Of these expenditures, 77% were incurred on Nechalacho, 13% were incurred on the East Kemptville Project and 9% were incurred on the Company’s Separation Rapids Project. The decreased expenditures are due primarily to the decreased level of activities on Nechalacho following completion of the FS in April 2013, which was partly offset by the increased expenditures on East Kemptville.

Two properties, Spor Mountain and Apex were abandoned during the Quarter, and impairment losses related to the expenditures incurred on Warren Township ($6,802) and Spor Mountain ($19,246) during the Year have been recognized and cumulative expenditures incurred to the end of the Year totalling $156,361 on Apex have also been recognized.

Nechalacho Rare Earth Elements Project

The Nechalacho Project is located at Thor Lake in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife. The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares), the latter staked in 2009 to cover favourable geology to the west of the mining leases. The property is subject to one underlying 2.5% Net Smelter Returns (“NSR”) royalty agreement. Avalon has the contractual right to buy out this royalty on the basis of a fixed formula, which is currently approximately $1.3 million and which will increase at a rate equal to the Canadian prime rate until the royalty is bought out.

The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive native land claim negotiations between the Government of Canada and the Treaty 8 Tribal Corporation, which consists of the Yellowknives Dene First Nation (“YKDFN”), the Deninu K’ue First Nation (“DKFN”) and the Lutsel K’e Dene First Nation (“LKDFN”). The Company has completed an Accommodation Agreement with the DKFN. Negotiations towards signing similar accommodation agreements with the LKDFN and the YKDFN continue.

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The Accommodation Agreement with the DKFN establishes an implementation committee, provides for business, employment, training and scholarship opportunities for the DKFN and contains measures to mitigate environmental and cultural impacts that may result from project development. The Implementation Committee met three times during Fiscal 2014. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Project, and provides for the DKFN to participate in the project economics.

The general area around the Nechalacho site and associated facilities in the NWT is also subject to Aboriginal rights asserted by other Aboriginal groups, including Métis represented by two organizations; the Northwest Territory Métis Nation (“NWTMN”) and the North Slave Métis Alliance (“NSMA”). During the Year, Avalon concluded an agreement with the NWTMN (the “Participation Agreement”) which provides for training, employment, and business opportunities for the NWTMN related to the Nechalacho site and associated facilities in the NWT. The Company has also commenced negotiating an agreement with the NSMA.

The Participation Agreement with the NWTMN contains measures to mitigate environmental and cultural impacts that may result from project development. In addition, the agreement includes the establishment of an implementation committee to continue interactions between Avalon and the NWTMN, undertakings by Avalon regarding business opportunities, job training and scholarship participation for NWTMN members, co-ordination between Avalon and the NWTMN on employment opportunities for NWTMN members, NWTMN participation in the environmental monitoring, protection of NWTMN traditional knowledge and culture, annual implementation capacity payments which commence when construction is commenced, and NWTMN undertakings regarding activities in support of the Nechalacho Project.

In conjunction with the Participation Agreement, the Company has issued to the NWTMN 10,000 common shares of the Company, and granted an aggregate of 20,000 non-transferrable common share purchase warrants of the Company. The common shares are subject to certain contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Nechalacho Project. The common share purchase warrants will be issued in two equal installments of 10,000 warrants upon the Nechalacho Project meeting certain milestones, will have a term of five years, will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants, and will be subject to statutory restrictions on resale.

The Tiiicho First Nation (“TFN”) has a settled land claim with the Government of Canada which provides for certain harvesting rights in the area of the Nechalacho site and associated facilities in the NWT. The Company has agreed to commence negotiation of an agreement with the TFN at the convenience of the TFN leadership.

During the Year, the Company announced in its news release dated March 3, 2014 that it had entered into an agreement with Solvay, to have Solvay toll-process the Company’s rare earth concentrate into separated and purified rare earth oxides for an anticipated period of 10 years from the start of deliveries to Solvay’s rare earth refining facility located in La Rochelle, France (the “Solvay Refining Agreement”). Commencing December 31, 2014, Solvay will have certain termination rights until project financing is achieved. In addition, Solvay has begun to provide Avalon with technical support for the further design optimization, engineering and commissioning of Avalon’s hydrometallurgical processing plant (the “Hydrometallurgical Plant”).

Under the terms of the Solvay Refining Agreement, Avalon expects to ship a concentrate to La Rochelle containing 98.5% Rare Earth Oxide (“REO”) and Solvay will return separated oxides of praseodymium (Pr), neodymium (Nd), europium (Eu), gadolinium (Gd), terbium (Tb), dysprosium (Dy), lutetium (Lu) and yttrium (Y) ranging in purity from 99.5% to 99.99% . The agreement also provides Solvay with the opportunity to purchase selected REO from Avalon. All refined rare earth products not purchased by Solvay will be sold by Avalon and delivered directly from the La Rochelle plant.

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Avalon is continuing its feasibility study optimization work and will now integrate the Solvay Refining Agreement into an updated project development model. Using Solvay’s facilities to refine the Company’s mixed rare earth concentrate makes the property optioned in Geismar, Louisiana for a refinery, potentially available as an alternative location for an updated Hydrometallurgical Plant (originally contemplated for Pine Point, NWT in the FS). Other sites in western Canada are also under consideration for the location of an updated Hydrometallurgical Plant. Subsequent to the Year, three potential sites were identified in Saskatchewan which are now undergoing further evaluation.

Avalon’s next steps are primarily focused on continuing its optimization work, with a view to producing an updated technical report incorporating the results of such work. Other goals include completing land use permit and water license applications, carrying out an additional pilot plant trial of the new Hydrometallurgical Plant flowsheet (to confirm reagent recycle performance), finalize detailed plant designs and engineering, securing commitments on off-take and arranging project financing.

The key factors going forward influencing the timely execution of the Nechalacho Project are: securing one or more strategic or financial partners, securing sufficient binding agreements for offtake to support project financing, the availability of equity and debt financing at a reasonable cost and the receipt of all requisite construction permits.

Expenditures during the Year totalled $8,537,809. Of this, approximately 29% was spent on drilling and geological work in support of the drilling programs and to provide ore for the planned pilot plant, 27% on metallurgical studies, 31% on feasibility and engineering studies, 8% on environmental studies and permitting work, with the balance funding community consultation work, preliminary site preparation work and annual lease payments.

Expenditures during the Quarter totalled $1,940,032. Of this, approximately 47% was incurred on drilling and geological work in support of the drilling program, 17% was spent on feasibility and engineering optimization studies, 26% on metallurgical testwork, 8% on environmental studies and permitting work, with the balance funding community consultation work.

Unless otherwise noted, the technical information on the Nechalacho Project has been reviewed and approved by the Company’s Senior Vice President, Metallurgy and Interim COO, Mr. David Marsh, FAusIMM (CP), who is a Qualified Person under NI 43-101..

Metallurgical Process Optimization Work

The combined test results of the updated flowsheets for both the Concentrator and Hydrometallurgical Plants indicate that the overall recoveries of heavy rare earth elements (“HREE”) to the Refinery feed could now be in excess of 80% compared to approximately 42% in the FS.

Although preliminary estimates of the capital and operating costs associated with these updated hydrometallurgical processes may be higher than those contained in the FS, it is anticipated that the increased revenues from the additional HREE production may yield an overall improvement in project economics.

Process design criteria, plant designs and cost estimates for both the Concentrator and Hydrometallurgical Plant are still being reworked along with revisions to the mine plan and continued work on the site selection for the Hydrometallurgical Plant. The results of this work are expected to be used to produce an updated technical report.

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Concentrator

Laboratory testwork and a pilot plant trial of an updated Concentrator flowsheet have now been completed at SGS Minerals Services. This work has confirmed a potential overall improvement in REE flotation recoveries to approximately 89% (compared to approximately 78% in the FS) using a simpler and easier to operate flowsheet.

These results were achieved using a flowsheet without de-sliming ahead of flotation, with no gravity enrichment of final concentrate and with zero recycling of tailings from the four stages of cleaner flotation; all of which will result in a simpler plant to operate. The principal change has been the introduction of a superior reagent suite together with an increase in the flotation mass pull from 18.0% to 21.4% .

The process design criteria and the Concentrator plant design were updated as test results became available. This exercise has also incorporated more energy-efficient crushing and grinding circuits in which the crushing has been reduced from a three stage circuit to a single stage and semi-autogenous grinding or “SAG” plus Vertical mills have replaced the original Rod/Ball mill configuration.

Environmental testing of the new tailings composition from the modified reagent suite has indicated no negative impacts on environmental performance. A simplified flowsheet is anticipated to improve environmental performance through reduced energy use, reduced carbon dioxide emissions and improvements in water treatment efficiencies.

Hydrometallurgical Plant

The flowsheet optimization work for the Hydrometallurgical Plant has resulted in the development of an alkali cracking process to replace the sulphuric acid baking used to treat the flotation concentrate in the FS. Optimization of this flowsheet is nearly completed with the details around reagent recovery and recycling being the only outstanding items. Work here has indicated an 80% reduction in hydrochloric acid, 90% reduction in magnesium oxide and almost 100% reduction in calcium carbonate could be achievable.

The sulphuric acid baking process utilized in the FS resulted in approximately 47% of the HREE contained in the flotation concentrate (as well as the niobium and tantalum) remaining trapped in the Enriched Zirconium Concentrate (“EZC”) specialty by-product. The alkali cracking process successfully alters (or “cracks”) the zircon in the flotation concentrate which enables the contained HREE (and most of the zirconium) to be released into solution. Total HREE recoveries reporting to the Refinery could now be in excess of 90% of the HREE in the flotation concentrate, as opposed to the approximately 52% recovery contemplated in the FS. In addition, the alkali cracking process allows for the recovery of zirconium in a form for which there are already established markets.

A further benefit of this alternative process is that the hydrochloric acid will be recovered without the use of sulphuric acid and the production of large volumes of gypsum. Instead, a clean sodium chloride (salt) waste product is produced which could potentially be of use and is easier to dispose of safely.

Light rare earth element (“LREE”) leach recoveries are also generally improved with the updated flowsheet (with the exception of cerium which becomes oxidised during the cracking process, making it less amenable to the acid leaching). However, efforts to economically recover niobium and tantalum were unsuccessful.

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It is intended that on completion of the current testwork program, subject to available funding, a further integrated pilot plant campaign will be conducted to fully evaluate process performance particularly with the incorporation of the acid recovery circuit(s) and associated recycle streams. This plant is expected to include most unit operations from crushing of ore right through to the generation of a mixed rare earth precipitate (within the specifications for toll treatment required by Solvay). A drilling program was undertaken during the winter and summer of 2014 to ensure that a sufficient inventory of ore will be available to support this pilot plant activity.

Mine Plan Optimization and Site Activities

A review of the mine plan used in the FS has also been carried out to determine the most appropriate mining method to be used and to optimize the grade of the ore recovered. Particular consideration was given to the mining cost, the undulating floor of the Basal Zone, the changing Basal Zone thickness, the need to be able to maintain a relatively constant grade of the feed to the Concentrator, and the desire to produce the higher grades of ore early in the life of the mine. A hybrid mining method consisting of “drift and fill” primary stopes, and “up-hole” bulk mining (uppers for the secondary stopes) was selected for further development.

A one-month drilling program was completed at the Nechalacho site in August, 2014 to acquire further bulk sample for future metallurgical pilot plant purposes. Seven large diameter PQ drill holes totalling 1,773 metres were completed, resulting in 3 tonnes of Basal Zone ore material being collected. This brings the total bulk sample now in inventory to approximately 8 tonnes. The material is being stored in Yellowknife and Lakefield, ON. The drill core was also assayed for rare earths as usual and the data will be included in the resource model.

The only other significant work done at the site in 2014 was a program of tree clearing to prepare several areas for initial construction work. These areas are for the planned fuel storage site and the accommodations, the ramp portal site and an area that will be used as a quarry. This will enable immediate start-up on the construction of a larger camp and the driving of the underground ramp once permits and financing are in place. The exploration camp is being closed for the winter as no further drilling or site development work is planned before next summer.

The Qualified Person for the technical information in this section is Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NWT), Vice President, Exploration. Dr. Mercer is also providing overall direction on the drilling and monitoring of the QA/QC on the laboratory analyses.

Rare Earth Market Development Initiatives

The Company’s product marketing effort is being led by Mr. Pierre Neatby, Vice-President, Sales and Marketing. The Company has implemented a proactive marketing plan with the overall objective of building relationships with strategic customers seeking to become investors in the Nechalacho Project, and identifying technology partners capable of assisting Avalon with process technology. Most potential strategic partners and technology partners are seeking off-take agreements in return for their financial or technological contribution.

The Solvay Refining Agreement described above provides the Company with a technical partner with a reputation for reliable delivery of high quality rare earth products as well as a potential customer. Further, the Solvay Refining Agreement mitigates a perceived risk among customers about the Company’s ability to meet customer expectations with respect to product quality and delivery schedules for refined and purified rare earth oxides.

Active discussions continue with a number of other potential strategic partners and consumers about off-take commitments, some of whom have signed memoranda of understanding. Despite the lower rare earth oxide prices experienced from late 2012 to the present, many consumers remain concerned about future availability of heavy rare earths and would like to see a rare earth supply chain for heavy rare earths established outside China. Notwithstanding the recently announced ruling against China’s rare earth export policy from the World Trade Organization, the Company’s management believes that heavy rare earth supplies are likely to remain constrained until new supply sources (such as Nechalacho) outside China come into production. The recently updated Report on Critical Materials for the European Union continues to identify the heavy rare earths as the critical material with the greatest supply risk to European industrial consumers.

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In addition to concerns from industry, governments have also expressed concerns. The European Rare Earths Competency Network (“ERECON”) has been working to develop recommendations on how the European Union should address the issue of supply risk for rare earths. The draft ERECON report was issued in October 2014. Further, NATO held a conference in October 2014 to discuss supply concerns on rare earths and their impact on defense.

Several Canadian junior rare earth mining companies (including Avalon), processors, end users, research laboratories, universities and Natural Resources Canada have joined together to form the Canadian Rare Earth Research Network (“CREEN”) to promote the development of a Canadian rare earth industry. CREEN will be seeking funding from the federal government for its initial research initiatives and made a presentation to the House of Commons Standing Committee on Finance in October 2014 to request funding in the upcoming budget.

Avalon believes its strong commitment to sustainability and its performance on environmental and social responsibility positions it as a favoured customer for non-Chinese strategic and technological partners and customers, especially in the clean technology sector.

Environmental Assessment Process, Health and Safety, Permitting

On November 4, 2013, the Report of Environmental Assessment (“EA”) received final approval from the responsible Ministers. Initial work on advancing plans to implement the measures identified in the Report of EA has included ongoing engagement with the Company’s Aboriginal partners and regulators.

During the Year, Avalon received a Class A Land Use Permit and Class B Water Licence for pre-construction activities at the Nechalacho site from the Mackenzie Valley Land and Water Board. These will permit the Company to commence, in a phased approach, the first year of identified low impact activities including site preparation, early camp erection, portal development and associated infrastructure such as roads, power and water treatment. The Company filed a $50,000 security deposit with the Government of the NWT for the first phase of these activities and completed the clearing activities planned and associated with it. Avalon had previously received permits for the quarry and airstrip extension. The Company is continuing to progress the permitting process to obtain the Class A Water Licence and Land Use Permit authorizing mine construction, operation and closure activities. A public Technical Review Session was held in July 22-24, 2014 as part of this permitting process. A Public Hearing and, if approved, the issuance of these permits is anticipated to be concluded by mid-2015.

The Company has placed a high priority on its performance with respect to health and safety at the Nechalacho site. The Company’s safety performance remained strong during the Quarter, and including this Quarter has been medical aid and lost time accident free for over a year. Avalon had only one medical aid accident in Fiscal 2013 and none in Fiscal 2014. This improvement is attributed to additional safety training and an emphasis on preventative measures such as near-miss reporting, improved housekeeping, risk assessments, regular and more frequent inspections, emergency drills, and both weekly and daily safety meetings.

The Company’s initial purchase option on the land parcel in Geismar expired unexercised, and the Company entered into a second purchase option on an adjacent land parcel that expires on December 14, 2014. Alternative sites in western Canada are also being evaluated. Permit scheduling is a key component of the evaluation of any alternative sites for the Hydrometallurgical Plant.

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Project Schedule - Risks and Mitigations

The start date for beginning construction work remains uncertain due to the present challenging market conditions for raising project financing. Consequently, pre-construction development work for the Nechalacho Mine and Concentrator, originally scheduled to commence in 2014 has been delayed and is unlikely to proceed without new financing being arranged. The current engineering and construction schedule is anticipated to be approximately 36 to 42 months.

In addition, initial revised cost estimates resulting from the metallurgical process optimization may indicate an increase in overall capital and operating costs for the Nechalacho Project compared to those contained in the FS. While it is anticipated that the increased revenues resulting from the new processes will yield an overall improvement in project economics, increased capital costs will be a further challenge for project financing.

With construction work at the site not scheduled to commence before the middle of 2015, the Company continues to focus on securing the necessary land use permits as well as continuing to negotiate partnership agreements with local Aboriginal groups. Timing on securing off-take agreements and project financing remain the most significant risk factors impacting the Project schedule in the current depressed global economic environment. Efforts to identify strategic partners and other sources of project capital are ongoing.

To help manage technical risk, the Company has developed and implemented a formal risk management program developed to assess business, construction and operating risks. The Company has retained an independent Technical Advisory Committee (“TAC”) to review progress on technical work related to the Nechalacho Project and provide advice to senior management during periods of high activity, but the TAC is inactive at the present time.

Separation Rapids Lithium Minerals Project

During the Year, the Company incurred $507,396 (2013 - $314,857) in expenditures on the Separation Rapids Lithium Minerals Project, in the Paterson Lake area of Ontario. Approximately 84% was spent on metallurgical laboratory testwork, 12% on geological compilation work to convert historical resource data into the Company’s current geological data information system, with the balance spent on property management and maintenance.

The current testwork program, being undertaken at a commercial laboratory in Europe, is nearing completion with work focused on improving initial petalite recoveries from the fine grained ore. It has also successfully produced a marketable feldspar product from the petalite tailings. A further work program targeting the production of petalite concentrate samples was completed and sub-samples sent to a number of potential customers interested in the petalite product. Subsequent to the Year, all these customers have conducted their own analyses on the material and confirmed that it meets their requirements. The petalite concentrate produced assays from 5 laboratories averaging 4.31% Li2O and an exceptionally low iron content of 0.02% Fe2O3. Other common impurities such as TiO2 and Cr2O3 are also very low at <10ppm and MnO at +/-55ppm.

Several potential customers from the United States, Europe and China have shown interest in the Separation Rapids petalite product. Avalon is keeping each of these interested potential customers up to date on process test work results.

East Kemptville Tin-Zinc-Copper-Indium Project

The Company incurred $440,919 (2013 - $24,235) in expenditures during the Year on the East Kemptville Project in Yarmouth County, Nova Scotia, primarily related to drilling and geological work to support the drilling program that was commenced in the Year, and geological compilation work to convert historical resource data into the Company’s current geological data information system.

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Subsequent to an access agreement being signed with the surface rights holder, the summer drilling program was completed in September 2014 with seven drill holes totalling 984 metres. These holes were designed to “twin” or intersect the resource near a number of historic drill holes in order to validate historic analytical data. The drilling included holes in the Baby Zone and the southern end of the Main Zone.

Subsequent to the Year, the Company completed its first resource estimate prepared in accordance with NI 43-101 for the East Kemptville Project. As announced in the Company’s news release dated October 31, 2014, the estimated Indicated Mineral Resources are 18.47 million tonnes averaging 0.176% tin, 0.173% zinc and 0.064% copper and the estimated Inferred Mineral Resources are 16.95 million tonnes averaging 0.148% tin, 0.122% zinc and 0.062% copper at a 0.10% tin cut-off grade, as more fully detailed in Table 1 below.

Table 1: Mineral Resources, East Kemptville Main and Baby Zones

Classification	Sn Cut-off Grade	Tonnes (mT)	Sn %	Zn %	Cu %
IN SITU INDICATED	>= 0.05	46.07	0.104	0.132	0.051
	>= 0.10	18.47	0.176	0.173	0.064
	>= 0.15	6.83	0.239	0.204	0.077
	>= 0.20	3.16	0.337	0.268	0.093
	>= 0.25	2.93	0.344	0.275	0.092

IN SITU INFERRED	>= 0.05	34.29	0.102	0.104	0.052
	>= 0.10	16.95	0.148	0.122	0.062
	>= 0.15	2.66	0.203	0.130	0.075
	>= 0.20	0.82	0.311	0.138	0.120
	>= 0.25	0.58	0.342	0.171	0.117

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	The Independent Qualified Person for this Mineral Resource estimate is Donald Hains, P. Geo.
3.	The resource estimate is based on 275 drill holes totalling 29,587 metres drilled between 1979 and 1991 by previous operators and 7 holes totalling 984 metres drilled by the Company in 2014.
4.	Drill data was organised in Maxwell DataShed and for estimation purposes was transferred to MineSight 3D software, wherein the block model was developed.
5.	Resources were estimated by interpolating composites within a block model of 5x5x3 m blocks. Interpolation used the inverse distance squared method with localization of higher grades.
6.

Indicated material was defined as blocks with an average distance to interpolated composites of ≤ 50 m while inferred material was defined as blocks with an average distance to interpolated composites of ≤ 75 m, thus limiting the depth of the resource to 75 m below drill holes.

7.	Three metre composites were capped at 1% Sn, 1% Zn, and 0.5% Cu which are the 99th percentiles of assay data for those elements, reducing contained tin by about 1% compared to uncapped resource.
8.	The median density of available data of 2.78 t/m3 was used for all mineralized material.
9.

Several possible cut-off grades are reported in this resource estimate. Based on past mining practice at East Kemptville a cut-off grade of 0.1% Sn is reasonable. However, no value or cost estimates are available at this time.

10.

Mineral resources that are not mineral reserves do not have demonstrated economic viability and their value may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other issues.

Avalon Rare Metals Inc.	Page 11 of 28

The Company plans on using this resource estimate to complete a Preliminary Economic Assessment (“PEA”) to confirm the business case for proceeding with a comprehensive Feasibility Study to evaluate the potential for re-starting tin-zinc-copper and potentially indium production at East Kemptville. The PEA will be prepared by Hains Engineering Company Limited of Toronto (“Hains Engineering”) and is targeted for completion by the end of this calendar year.

Note that the tonnages reported do not include any of the ore previously mined and processed or stockpiled on surface at East Kemptville, and are purely an estimation of the mineral resources that remained in the ground after mining activities at site ceased in 1992. The resources include material from both of the zones mined historically (the Main and Baby Zones) but do not include resources from any of the other undeveloped mineral occurrences known in the immediate area.

The mineral resource estimate was prepared by Hains Engineering with its principal, Donald Hains (P. Geo), serving as the independent Qualified Person (“QP”) for the purposes of NI 43-101. The overall direction for the technical work program was provided by the Company's Vice-President, Exploration, William Mercer, Ph.D., P. Geo. (Nova Scotia). Drilling operations were performed by a Nova Scotia based drilling company under the field supervision of a consulting geologist based in Yarmouth, NS and an independent environmental consulting firm was retained to ensure safe work practice was adhered to at all times while drilling operations were active on the site. The program was successfully completed without incident.

Highlights include 0.41% Sn over 67.85 metres in hole EKAV-14-003 in the Baby Zone and 0.26% Sn over 80.3 metres in drill hole EKAV-14-006 in the Southwestern Extension of the Main Zone. A complete summary of drilling results is provided in Table 2 below.

Table 2: Drilling Results, Summer 2014

		From	To	Width	Sn	Cu	Zn	In
Zone	Drill Hole	(m)	(m)	(m)	(%)	(%)	(%)	(ppm)
Main	EKAV-14-001	77.90	109.00	31.10	0.14	0.05	0.12	7.19
Zone	including	77.90	98.50	20.60	0.18	0.07	0.11	7.18
Main	EKAV-14-006	29.70	110.00	80.30	0.26	0.11	0.23	14.92
Zone	including	29.70	83.00	53.30	0.33	0.14	0.24	15.59
Main	EKAV-14-007	44.50	82.00	37.50	0.16	0.06	0.18	11.67
Zone	including	55.00	64.00	9.00	0.42	0.08	0.30	15.03
Baby	EKAV-14-002	92.25	159.00	66.75	0.36	0.09	0.50	20.76
Zone	including	92.25	133.50	41.25	0.47	0.12	0.39	21.00
Baby	EKAV-14-003	49.00	65.75	16.75	0.39	0.08	0.29	20.91
Zone	and	80.25	148.10	67.85	0.41	0.05	0.53	16.77
	EKAV-14-004	63.65	161.20	97.55	0.10	0.03	0.45	14.20
Baby	including	80.50	94.00	13.50	0.17	0.05	0.52	16.26
Zone	including	128.50	134.50	6.00	0.14	0.01	0.20	7.11
	including	147.00	161.20	14.20	0.17	0.06	1.15	30.19
Baby	EKAV-14-005	no significant intercepts, hole deviated from planned azimuth
Zone

Avalon Rare Metals Inc.	Page 12 of 28

Notes:

1.	Drilling utilized an HQ drill rig.
2.

All drill core from the program was split in half at 1 metre intervals at the core logging facility in Yarmouth, Nova Scotia and submitted to primary laboratory for sample preparation and primary analysis.

3.

All drill core samples were assayed at the primary laboratory, with every tenth sample submitted as a coarse split to both two secondary laboratories for check analyses. The two secondary laboratories pulverized and assayed the samples.

4.	Certified standards were inserted in all laboratory shipments and monitored for QA/QC issues. In addition, blanks were also inserted into primary shipments.
5.	All samples were assayed at the primary laboratory by lithium metaborate fusion followed by ICP, whole rock analysis by lithium borate fusion and ICP and 4 acid digestion followed by ICP,
6.	All samples exceeding analytical limits for Sn, Cu, Zn or Pb in initial analysis were rerun by methods suited for higher grade analysis at the primary laboratory.
7.	Similar analytical methods were utilized at the secondary laboratories.
8.	Results are monitored for key elements, and in cases of QA/QC issues, re-analysis is requested.
9.	The QA/QC procedures and results have been audited by Avalon’s independent QP for the project.

Expenditures on the 2014 drilling program and other related work totalled approximately $575,000. This was mainly financed from the proceeds of the $2.166 million private placement financing completed by the Company on July 2, 2014. Additional funding of $40,000 was obtained from a grant secured from the Government of Nova Scotia under its 2014 Mineral Incentive Program.

Analyses were performed using modern Quality Assurance and Quality Control (“QA/QC”) procedures as described in the notes to Table 2. The results confirmed the validity of the historical data for inclusion in a resource estimate prepared in accordance with NI 43-101, as verified by independent Qualifed Person, Donald Hains, P. Geo.

Note that indium analyses were not performed historically and therefore indium cannot presently be included as a potentially recoverable metal in the resource estimate. However, indium content was determined in the recent drill core analyses and could contribute added value to the resource if it is ultimately proven to be a recoverable by-product.

This drilling program was carried out under an access agreement entered into with surface rights holders earlier this year. Discussions toward obtaining full title to the lands that would ultimately be required for site re-development are in progress.

The Company’s Special Licence includes an obligation to carry out expenditures totaling $1,500,000 by November 1, 2014, of which approximately $661,000 has been incurred as the date of this MDA. Subsequent to the Year, the Company has submitted an application for a new Special Licence covering the whole East Kemptville Closure Area. This application, which remains active, is being processed by the Government of Nova Scotia. Although the Company did not fulfil the expenditure requirement, it is expected that the new special licence being processed will require the Company to incur additional exploration expenditures. Similar to the previous Special Licence applications obtained by the Company, the new license requires approval by an Order in Council of Government of Nova Scotia. The Company has no reason to believe this approval will not be granted.

Additional work contemplated for early 2015 (subject to available funding) includes metallurgical process testwork and development of a comprehensive environmental management plan. Initial community engagement work with Aboriginal government and other local community groups was carried out during the Quarter.

Avalon Rare Metals Inc.	Page 13 of 28

Other Projects

The Company did not complete any significant work on any of its other projects during the Year.

Corporate Social Responsibility (“CSR”)

Contemporaneously with the filing of this MDA, the Company released its third comprehensive Sustainability Report. The 2014 Sustainability Report is available for download on the Company’s website at: http://www.avalonraremetals.com

The 2014 Sustainability Report was prepared in accordance with the Global Reporting Initiative ("GRI") Version 4 guidelines for core reporting. In accordance with the guidance, the Company conducted a detailed materiality assessment process identifying the topics that have the highest priority to the Company and its communities of interest. This report focuses on the social, environmental and economic issues that are most material to the Company.

The 2014 Report also incorporates a self-assessment of Fiscal 2014 performance and sets targets for 2015 against the applicable Mining Association of Canada's 'Toward Sustainable Mining' indicators. The Company’s sustainability reporting period has now been aligned with its fiscal year ended August 31.

In addition to the safety performance improvements and Minister of AANDC approval for the Nechalacho Project, the report highlights many other positive accomplishments such as the risk management program, management system development and environmental leadership in the development of REE effluent standards to name a few. Avalon is committed to signing a SocioEconomic agreement with the Government of the Northwest Territories prior to starting construction and will continue to negotiate and implement Accommodation Agreements with the Company’s Aboriginal partners.

To provide independent advice as to the efficacy of the Company’s CSR work, the Company maintains an independent Sustainability Advisory Committee (“SAC”) that meets regularly to review all of the Company’s sustainability-oriented work related to Nechalacho. Mr. Phil Fontaine, former National Chief of the Assembly of First Nations and a member of Avalon’s Board of Directors, acts as the SAC Chair. The SAC participated in the preparation of the 2014 Sustainability Report during the Quarter.

Administration and Other

Corporate and Administrative expenses totalled $5,211,051 during Fiscal 2014, an 18% decrease from the amount incurred in Fiscal 2013 ($6,366,338). This decrease reflects the Company’s continuing effort to reduce its overhead costs. The main areas of decreased operating expenses for the Year were salaries and benefits, financial advisory fees and expenses, sales and marketing expenses and legal fees. The decreases in these areas were partly offset by the increase in transfer and filing fees.

Salaries and benefits for the Year decreased by approximately 18% to $2,349,904 compared to $2,865,972 in Fiscal 2013. The decrease in salary and benefits was primarily related to the reduced number of management team members on payroll and the decrease in the provision in accrued vacation pay.

Financial advisory fees and expenses totalled $183,031 for the Year compared to $500,097 in Fiscal 2013. This decrease is related to a decreased amount of work with respect to financing initiatives related to the Project provided by third party consultants.

Avalon Rare Metals Inc.	Page 14 of 28

Marketing and sales related expenses decreased by approximately $215,000 (41%) during the Year compared to Fiscal 2013, which primarily related to a decrease in fees paid to consultants in assisting the Company in sales and market development and government relations resulting from a higher portion of the work being done in-house.

Legal fees decreased by approximately $112,000 (45%) during the Year compared to Fiscal 2013. Higher legal fees were incurred in Fiscal 2013 relating to the preparation and due diligence work on the base shelf prospectus which was filed on September 12, 2013 (the “Shelf Prospectus”), and the exploratory work on the potential enterprise legal structure for the Project.

Filing and transfer fees increased by 118% to $382,292 during the Year compared to fiscal 2013. This increase was primarily related to costs incurred for the Shelf Prospectus.

Share based compensation decreased to $347,096 from $2,063,145 during the Year compared to Fiscal 2013. This decrease is primarily related to the decrease in the estimated average fair values of the options and the total number of options earned during the Year compared to Fiscal 2013.

Lower cash balances resulted in interest income decreasing to $88,075 for the Year compared to $374,281 for Fiscal 2013.

Corporate and Administrative expenses totalled $1,009,556 during the Quarter, a 23% decrease from the amount incurred during the comparative quarter in fiscal 2013 ($1,308,388). This decrease reflects the Company’s continuing effort to reduce its overhead costs. The main areas of decreased operating expenses for the Quarter were marketing and sales expenses, financial advisory fees and expenses, and legal fees.

Consistent with the Year and for the same reason, marketing and sales related expenses decreased by $104,967 (85%) during the Quarter compared to the same quarter in Fiscal 2013.

Similarly, financial advisory fees and expenses decreased to $45,206 for the Quarter compared to $99,173 for the same quarter in Fiscal 2013.

Legal fees decreased by $85,754 (92%) during the Quarter compared to the same quarter in Fiscal 2013. Higher fees were incurred in the fourth quarter of Fiscal 2014 relating the preparation and due diligence work on the Shell Prospectus.

A net share based compensation recovery of $663,336 was recognized during the Quarter compared to a total expense of $559,738 for the same quarter in Fiscal 2013. In the Quarter, the share based compensation amount of $234,553 was offset by the reversal of the share based compensation of $897,889 previously recognized on unvested stock options that were cancelled, resulting in a net recovery of $663,336. The balance of the decrease is primarily related to the decrease in the estimated average fair values of the options and the total number of options earned during the Quarter compared to the same quarter in Fiscal 2013.

Lower cash balances resulted in interest income decreasing to $21,344 for the Quarter compared to $44,088 for the comparative quarter in Fiscal 2013.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited condensed consolidated interim financial statements of the Company.

Fiscal Year	2014				2013
For the Quarters Ended	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30
	$	$	$	$	$	$	$	$
Revenue (Interest)	21,343	16,158	22,581	27,993	44,088	61,125	107,308	161,760
Net Loss before discontinued operations	230,266	1,437,178	1,813,324	2,249,813	4,778,621	1,531,783	2,360,231	2,528,529
Net Loss before discontinued operations, per share, basic and diluted	0.00	0.01	0.02	0.02	0.05	0.02	0.02	0.02
Net Loss	230,266	1,437,178	1,813,324	2,249,813	4,778,621	1,531,783	2,360,231	2,528,529
Net Loss, per share, basic and diluted	0.00	0.01	0.02	0.02	0.05	0.02	0.02	0.02

Avalon Rare Metals Inc.	Page 15 of 28

The fluctuation on quarterly net loss is primarily due to share-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, the impairment losses recognized on resource properties and changes in the fair value of warrants denominated in foreign currency. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced.

As at August 31, 2014, the Company had working capital of $5,607,733 (which is calculated by adding back the derivative liability for warrants denominated in foreign currency of $1,720,622 to the net current assets of $3,887,111) and cash and cash equivalents on hand of $6,017,598. Substantially all of the Company’s cash and cash equivalents are held at a major Canadian chartered bank in cashable guaranteed investment certificates bearing an annual interest rate of 1.45% . As at August 31, 2013, the Company had working capital of $8,989,684 and cash and cash equivalents on hand of $10,313,798.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $400,000 per month. The Company’s current anticipated resource property expenditures planned to be incurred during the year ending August 31, 2015 are budgeted at approximately $1,500,000, with approximately $1,000,000 of these expenditures being allocated to Nechalacho primarily to continue the project optimization work and ongoing permitting work.

The Company believes its present cash resources, along with anticipated funds to be raised through “at the market” issuances pursuant to the Sales Agreement described below, are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs until at least the end of fiscal 2015. However, there can be no assurances that the Company will be able to raise additional funds required for all planned 2015 expenditures. As a result, certain expenditures may have to be delayed until sufficient funding has been raised.

During Fiscal 2014, the Company completed four major financing transactions:

1)

During the first quarter of Fiscal 2014, the Company entered into a sales agreement (the “Sales Agreement”) with Cowen and Company, LLC (“Cowen”), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through Cowen, as agent and/or principal, such number of common shares of the Company as would result in aggregate gross proceeds to the Company of up to US$25,000,000. Sales of common shares will be made through “at the market” issuances on the NYSE MKT at the market price prevailing at the time of each sale, and, as a result, prices may vary.

Avalon Rare Metals Inc.	Page 16 of 28

The Company filed a prospectus supplement, dated September 24, 2013, pursuant to which the Company may issue up to US$8,100,000 in common shares using the Sales Agreement. Each prospectus supplement is limited to not more than 10% of the market value of the Company at the end of the month prior to filing, but the Company may file additional prospectus supplements in the future to qualify the distribution of additional common shares up to the limit US$25,000,000.

To date the Company has raised US$2,306,127 in gross proceeds by the issuance of 4,242,356 shares through the at-the-market program.

2)

During the first quarter of Fiscal 2014, the Company entered into a share purchase agreement (the "Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") pursuant to which the Company may sell up to US$30,000,000 of its common shares to LPC over the 36 month term of the Purchase Agreement, and completed an initial purchase of 4,375,000 common shares at a price of US$0.64 per share for aggregate gross proceeds of US$2,800,000 (the "Initial Purchase"). The Company issued 918,521 common shares to LPC as a commitment fee for entering into the Purchase Agreement, and will issue up to an additional 918,521 common shares as compensation on a pro rata basis as the US$30,000,000 purchase amount is funded (of which 85,729 common shares were issued in conjunction with the Initial Purchase).

The Company has the right, in its sole discretion, to sell up to an additional US$27,200,000 worth of common shares to LPC, from time to time and on such terms and conditions as are described in the Purchase Agreement. The purchase price for any additional sales of common shares will be based on prevailing market prices of the common shares immediately preceding any notice of sale without any fixed discount. Under the terms of the Purchase Agreement, the Company has control over the timing and amount of any future sale of common shares subject to certain conditions, and LPC is obligated to make such purchases, if and when the Company presents LPC with a valid purchase notice. There are no upper price limitations but the closing price of the common share on the NYSE MKT must not be less than US$0.50 on the purchase date, negative covenants or restrictions on the Company's future financing activities. Avalon may terminate the Purchase Agreement at any time, at its sole discretion, without any cost or penalty. LPC has also agreed not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the common shares.

The Company filed a prospectus supplement, dated November 27, 2013, pursuant to which the Company may issue up to US$8,500,000 in common shares using the Purchase Agreement. Each prospectus supplement is limited to not more than 10% of the market value of the Company at the end of the month prior to filing, but the Company may file additional prospectus supplements in the future to qualify the distribution of the remaining common shares to be issued under the Purchase Agreement.

To date the Company, has raised US$3,137,060 in gross proceeds and has issued 5,989,570 common shares through the Purchase Agreement.

3)

During the fourth quarter of Fiscal 2014, the Company issued 9,237,875 units of the Company pursuant to a registered direct offering at a price of US$0.433 per unit (the “US$ Unit Offering”). Each unit is comprised of a common share and 0.70 of a common share purchase warrant (each whole warrant, a “US$ Warrant”). Each US$ Warrant is exercisable into a common share of the Company at an exercise price of US$0.56 per share commencing on December 13, 2014 until June 13, 2021 and is subject to certain anti-dilution provisions. The gross proceeds of this offering were US$4.0 million. Net proceeds, after deducting the placement agent’s fee and other offering expenses were US$3,561,889.

Avalon Rare Metals Inc.	Page 17 of 28

4)

During the fourth quarter of Fiscal 2014, the Company completed a private placement (the “Private Placement”) and issued 1,653,866 flow-through common shares (“Flow-Through Shares”) at $0.60 per share and 2,445,000 non flow-through units (“Non Flow-Through Units”) at $0.48 per Non Flow-Through Unit for total gross proceeds of $2,165,920, of which an aggregate of 212,000 Flow-Through Shares and 60,000 Non Flow-Through Units were issued to certain directors and officers of the Company. Each Non Flow-Through Unit is comprised of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.60 per share until July 2, 2017. In connection with the Private Placement, the Company paid finders’ fees of $12,461 and incurred other issuance costs of $50,185.

The Company continues to work on attracting more substantial project financing through the participation of one or more strategic partners, a long term construction debt financing facility, and/or through the equity markets. If the Company is not able to secure financing on satisfactory terms, expenditures on the development of Nechalacho may need to be deferred with a corresponding deferral in the targeted production start date for the Project.

All of the Company’s resource properties are owned, leased or licenced with minimal holding costs; the most significant holding costs being annual lease rental fees on Nechalacho of $20,998 and the annual expenditures related to the mining leases at Separation Rapids and Warren Township totalling $3,327. In addition, the Company is required to pay Euro 8,400 per month for the next twelve month to the service provider pursuant to a service contract for the Nechalacho Project.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the further stages in the development of the Project as well as the projects at Separation Rapids, East Kemptville, or Warren Township, once the capital requirements become relatively large.

The Company has three operating leases for its premises. As at the date of this MDA, the minimum lease commitments under these leases are as follows:

2015	$261,461
2016	$312,202
2017	$100,496

Off Balance Sheet Arrangements

As at August 31, 2014, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed here. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

There had been no material trading transactions with related parties (except for the 212,000 Flow-Through Shares and 60,000 Non Flow-Through Units issued to certain directors and officers as part of the Private Placement) during the years ended August 31, 2014 and 2013.

Avalon Rare Metals Inc.	Page 18 of 28

b)	Compensation of key management

The remuneration of directors and other members of the Company’s senior management team during the three and twelve months ended August 31, 2014 and 2013 were as follows:

	Three Months Ended		Twelve months Ended
	August 31,	August 31,	August 31,	August 31,
	2014	2013	2014	2013

Salaries, benefits and directors’ fees	$564,586	$565,745	$2,539,867	$3,282,444
Share based compensation(1)	(696,597)	457,253	239,021	1,946,091

	$(132,011)	$1,022,998	$2,778,888	$5,228,535

(1) Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Subsequent Events

Subsequent to the of the Year, the Company;

a)	issued 1,381,967 common shares for gross proceeds of $343,210 (US$304,724) and paid cash commissions totalling $10,297 (US$9,142) pursuant to the Sales Agreement;

b)

granted an aggregate of 1,325,000 stock options with a weighted average exercise price of $0.28 per share to certain employees, consultants, and directors and officers of the Company. The weighted average contract life of these options was 4.9 years;

c)	had 225,000 options with a weighted average exercise price of $2.51 forfeited; and

d)	had 281,250 stock options with a weighted average exercise price of $2.56 per share expire unexercised.

Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The Company has identified the following significant areas where critical accounting judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Key Sources of Estimation Uncertainty

Avalon Rare Metals Inc.	Page 19 of 28

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustment include the following:

Recoverability of Exploration and Evaluation Assets, Mineral Properties and Property Plant and Equipment

The Company assesses all exploration and evaluation assets, development assets and property, plant and equipment (“PPE”) at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Determination of reserve and resource estimates

Mineral reserves and mineral resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s exploration and development properties. The estimation of recoverable mineral reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of exploration and evaluation assets, development assets, PPE, accrued site closure and reclamation provision and amortization expense.

Fair value of share based payments and Warrants

The Company follows IFRS 2, Share-based Payment, in determining the fair value of share based payments. The calculated amount is not based on historical cost, but is derived based on subjective assumptions input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or compensation warrants could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the fair value estimates.

Site closure and reclamation provision

The Company’s accounting policy for the recognition of site closure and reclamation obligation requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure, rehabilitation activity, and discount rate. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

Site closure and reclamation provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the statement of financial position by adjusting both the closure and rehabilitation asset and provision.

Avalon Rare Metals Inc.	Page 20 of 28

Property, Plant and Equipment - Estimated Useful Lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s PPE in the future.

Critical Judgments

Information about critical judgments in applying accounting policies that have most significant effect on the consolidated financial statements are as follows:

Capitalization of Exploration and Evaluation Costs

Exploration and evaluation costs incurred during the Year are recorded at cost. Capitalized costs include costs directly attributable to exploration and evaluation activities, including salaries and benefits of employees who are directly engaged in the exploration and evaluation activities. Administrative and other overhead costs are expensed. Management has determined that exploration and evaluation costs incurred during the year have future economic benefits and are economically recoverable. In making this judgment, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits.

Changes in Accounting Policies Including Initial Adoption

The new accounting standards adopted during Fiscal 2014 and their impacts on the Company’s consolidated financial statements are as follows:

IFRS 2, Share-based Payment

In the second quarter of calendar 2014, the IASB issued Amendments to IFRS 2, Share-based Payment. The amendments changed the definitions of “vesting condition” and “market condition” in the Standard, and added definitions for “performance condition” and “service condition”. It also clarified that any failure to complete a specified service period, even due to the termination of an employee’s employment or a voluntary departure, would result in a failure to satisfy a service condition. This would result in the reversal, in the current period, of compensation expense previously recorded reflecting the fact that the employee failed to complete a specified service condition. These amendments are effective for transactions with a grant date on or after July 1, 2014. The amendment did not have a significant impact on the Company’s consolidated financial statements.

IFRS 3, Business Combinations (contingent consideration)

In the second quarter of calendar 2014, the IASB issued Amendments to IFRS 3, Business Combinations. The amendments clarify the guidance in respect of the initial classification requirements and subsequent measurement of contingent consideration. This will result in the need to measure the contingent consideration at fair value at each reporting date, irrespective of whether it is a financial instrument or a non-financial asset or liability. Changes in fair value will need to be recognized in profit and loss. These amendments are effective for transactions with acquisition dates on or after July 1, 2014. The amendments did not have a significant impact on the Company’s consolidated financial statements.

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IFRS 7, Financial Instruments: Disclosures

IFRS 7, Financial instruments: disclosure, was amended by the IASB in December 2011. The amendments contain new disclosure requirements for financial assets and financial liabilities that are offset in the statement of financial position or subject to master netting arrangements or similar agreements. These disclosure requirements enable users of the financial statements to better compare financial statements prepared in accordance with IFRS and US GAAP. The Company adopted the amended standards effective September 1, 2013. The amendments did not have a significant impact on the Company’s consolidated financial statements.

IFRS 10, Consolidated Financial Statements

The IASB issued a new standard, IFRS 10, Consolidated Financial Statements (“IFRS 10”), which establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 establishes control as the basis for consolidation and defines the principle of control. An investor controls an investee if the investor has power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the investor's returns. IFRS 10 was issued as part of the IASB's broader project on interests in all types of entities. This project also resulted in the issuance of additional standards as described below. IFRS 10 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IFRS 10 did not have an impact on the Company's consolidated financial statements.

IFRS 11, Joint Arrangements

The IASB issued a new standard, IFRS 11, Joint Arrangements (“IFRS 11”), which establishes the principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC Interpretation 13, Jointly Controlled Entities – Non Monetary Contributions by Venturers. The standard defines a joint arrangement as an arrangement where two or more parties have joint control, with joint control being defined as the contractually agreed sharing of control where decisions about relevant activities require unanimous consent of the parties sharing control. The standard classifies joint arrangements as either joint operations or joint ventures and the classification determines the accounting treatment. IFRS 11 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IFRS 11 did not have an impact on the Company's consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

The IASB issued a new standard, IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which integrates and provides consistent disclosure requirements for all interests in other entities such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IFRS 12 did not have an impact on the Company's consolidated financial statements.

IFRS 13, Fair Value Measurement

The IASB issued a new standard, IFRS 13, Fair Value Measurement (“IFRS 13”), which provides a standard definition of fair value, sets out a framework for measuring fair value and provides for specific disclosures about fair value measurements. IFRS 13 applies to all IFRS that require or permit fair value measurements or disclosures. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The Company determined that this new standard has no significant accounting impact on the Company given the Company’s existing asset and liability mix to which fair value accounting applies.

IAS 1 – Presentation of financial statements

An amendment to IAS 1, Presentation of financial statements requires separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future if certain conditions are met, from those that would never be reclassified to profit or loss. The Company adopted the standard effective September 1, 2013. The amendments did not have a significant impact on the Company’s consolidated financial statements.

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IAS 27, Separate Financial Statements

The IASB issued a revised standard, IAS 27, Separate Financial Statements (“IAS 27”), which contains the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate (non-consolidated) financial statements. IAS 27 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of the revised IAS 27 did not have an impact on the Company's consolidated financial statements.

IAS 28, Investments in Associates and Joint Ventures

The IASB issued a revised standard, IAS 28, Investments in Associates and Joint Ventures (“IAS 28”), which prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of the revised IAS 28 did not have an impact on the Company's consolidated financial statements.

IAS 19, Employee Benefits

The IASB issued a revised standard, IAS 19, Employee Benefits (“IAS 19”), which prescribes the accounting requirements for employee benefits and establishes the principle that the cost of providing employee benefits should be recognized in the period in which the benefit is earned by the employee, rather than when it is paid or payable. IAS 19 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of the revised IAS 19 did not have an impact on the Company's consolidated financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

The IASB issued a new standard, IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”), which prescribes the accounting for the costs of stripping activity in accordance with the principles of IAS 2, Inventories, to the extent that the benefit from the stripping activity is realized in the form of inventory produced. A stripping activity asset is initially measured at cost and subsequently carried at cost or its revalued amount less depreciation or amortization and impairment losses. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IFRIC 20 did not have an impact on the Company's consolidated financial statements.

Recent Accounting Pronouncements

The following pronouncements are issued but not yet effective for the year ended August 31, 2014:

IFRS 9, Financial Instruments

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: recognition and measurement” (“IAS 39”). IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard and amendments on its consolidated financial statements.

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IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IAS 32, Financial Instruments: Presentation

IAS 32, Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Management has determined that the adoption of the amendment is not expected to have a material impact on the Company’s consolidated financial statements.

IAS 36, Impairment of Assets

IAS 36, Impairment of Assets (“IAS 36”) was amended by the IASB in May 2013. The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognized or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. Management has determined that the adoption of the amendment is not expected to have a material impact on the Company’s consolidated financial statements.

IFRIC 21, Levies

IFRIC 21, Levies (“IFRIC 21”) was amended by the IASB in June 2013. IFRIC 21 provides guidance on the accounting for levies within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The main features of IFRIC 21 are: (i) the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by legislation, and (ii) the liability to pay a levy is recognized progressively if the obligating event occurs over a period of time. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

Financial Instruments

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The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and warrants denominated in foreign currency.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values.

The Company has 6,466,513 US$ Warrants outstanding as at August 31, 2014, with an exercise price of US$0.56 per share. The US$ Warrants will be exercisable from December 13, 2014 until June 13, 2021. These warrants were recorded at fair value at the time of issuance, and are remeasured at fair value using the Black-Scholes pricing model at each financial statement reporting date, with the resulting change in fair value being recorded in the statement of comprehensive loss.

Interest income from cash and cash equivalents are recorded in the statement of comprehensive loss.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of August 31, 2014. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are designed effectively to ensure that the information required to be disclosed in annual filings, interim filings, or other reports filed or submitted under Canadian securities legislation, or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in those rules.

During the process of review and evaluation, it was determined that the Company’s disclosure controls and procedures are operating effectively as at August 31, 2014.

Design of Internal Control over Financial Reporting

The CEO and CFO are also responsible for the design of the Company’s internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision, and with the participation, of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s ICFR based on the framework Internal Control – Integrated Framework (COSO 1992 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that the design and operation of the Company’s ICFR were effective as at August 31, 2014. No material weaknesses were identified by management during this evaluation.

There have been no changes to the Company’s design of internal controls over financial reporting that occurred during the Quarter that materially affected, or are reasonably likely to affect, the Company’s ICFR.

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Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at August 31, 2014, the Company had 126,343,686 common shares issued and outstanding. Subsequent to the end of the Year, 1,381,967 common shares were issued pursuant to the Sales Agreement (as described earlier under “Subsequent Events”). As at the date of this MDA, the Company has 127,725,653 common shares outstanding.

b)	Options

As at August 31, 2014, the Company had an aggregate of 8,630,250 incentive stock options outstanding with a weighted average exercise price of $2.02 (of which 4,990,250 were vested and 3,640,000 were unvested). Subsequent to the end of the Year, 1,325,000 options were granted, 225,000 options were forfeited and 281,250 options expired (as described earlier under “Subsequent Events”). As at the date of this MDA, the Company has 9,449,000 incentive stock options with a weighted average exercise price of $1.75 outstanding.

c)	Warrants

As at August 31, 2014 and the date of this MDA, the Company has the following common share purchase warrants outstanding:

i.

6,466,513 warrants, issued pursuant to the US$ Unit Offering, with an exercise price of US$0.56 per share and exercisable from December 13, 2014 until June 13, 2021. These warrants are also subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share;

ii.	1,222,500 warrants, issued pursuant to the Private Placement, with an exercise price of $0.60 per share and exercisable from January 2, 2015 until July 2, 2017; and

iii.

30,000 warrants, issued pursuant to the Accommodation Agreement, with an average exercise price of $0.91 per share and will expire as follows: 10,000 warrants on August 9, 2017, 10,000 warrants on July 31, 2018, and 10,000 warrants on July 31, 2019.

The Company is also committed to issue 20,000 common share purchase warrants to the DKFN, in two installments of 10,000 warrants per year over the next two years on the anniversary of the effective date of the Accommodation Agreement (July 31), and 20,000 warrants to the NWTMN in two equal installments of 10,000 warrants upon the Nechalacho Project meeting certain milestones. These warrants will have a contractual term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

d)	Brokers’ Compensation Warrants

As at August 31, 2014, and the date of this MDA, the Company has 554,273 brokers’ compensation warrants outstanding, with an exercise of US$0.56 per share. These brokers’ compensation warrants will be exercisable from December 13, 2014 until June 13, 2017.

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Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.

Notice Regarding Presentation of our Mineral Reserve and Resource Estimates

This MDA has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MDA have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this MDA may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Certain United States Tax Disclosure

In any year in which the Company is classified as a “passive foreign investment company” (a “PFIC”), a U.S. holder of our securities (a “U.S. Holder”) will be required to file an annual report with the Internal Revenue Service (the “IRS”) containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

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Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the common shares and net gains from the disposition of the common shares, and warrants. Further, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions are all included in the calculation of net investment income. Treasury Regulations provide, subject to the election described below, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of common shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a “qualifying electing fund” election (a “QEF Election”) will be required to recalculate its basis in the common shares excluding QEF basis adjustments. Alternatively, a U.S. Holder may make an election for its first taxable year beginning after December 31, 2013, which will be effective with respect to all interests in controlled foreign corporations and QEFs held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions, and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or such trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the common shares and warrants.

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